Exhibit 99.1

Greenbrook TMS Announces Completion of US$23.5 Million Private Placement Led by Masters Special Situations

TORONTO--(BUSINESS WIRE)--June 14, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it has completed a non-brokered private placement (the “Private Placement”) of common shares of the Company (the “Common Shares”). Pursuant to the Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of US$10.00 per share, for aggregate gross proceeds to the Company of approximately US$23.5 million. The financing was led by new investor Masters Special Situations, LLC and affiliates thereof (“MSS”). In connection with the Private Placement, MSS will receive the right to appoint a nominee to the board of directors of the Company. Additional new investors, including BioStar Capital, also participated in the financing, along with existing investors, Greybrook Health Inc. (“Greybrook Health”) and 1315 Capital II, L.P. (“1315 Capital”).

The Company intends to use the proceeds from the Private Placement for the development of new mental health service centers that specialize in Transcranial Magnetic Stimulation (“TMS”) treatment as well as working capital and general corporate purposes.

The offer and sale of the Common Shares in the Private Placement was made in the United States solely to accredited investors pursuant to the exemption from registration in Rule 506(c) of Regulation D promulgated by the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) and in Canada pursuant to and in compliance with exemptions from the prospectus requirements of applicable Canadian securities laws.

In connection with the Private Placement, MSS, Greybrook Health and 1315 Capital will each receive the right to appoint a nominee to the board of directors of the Company, and all investors will receive customary registration rights.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

MI 61-101 Disclosure

Greybrook Health and 1315 Capital are each insiders of the Company. Accordingly, the Private Placement is considered a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to MI 61-101, the Company will file a material change report providing disclosure in relation to each “related party transaction” on SEDAR under the Company’s issuer profile at www.sedar.com. The Company did not file the material change report more than 21 days before the expected closing date of the Private Placement as the details of the Private Placement and the participation therein by the “related parties” of the Company were not settled until shortly prior to the closing of the Private Placement, and the Company wished to close the Private Placement on an expedited basis for business reasons.

The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization. Additionally, the Company is exempt from the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization.

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

About Masters Special Situations, LLC

MSS is an affiliate of Masters Capital Management, LLC, an SEC registered investment adviser based in Atlanta, Georgia. MSS invests growth capital in innovative, small cap public companies in North America.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Private Placement, including the anticipated use of proceeds thereof, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
Email: investorrelations@greenbrooktms.com
Phone: 1-855-797-4867